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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)
                                       of
                           Tweedy, Browne Company LLC



                                (Name of Issuer)
                             Grey Global Group, Inc.

                         (Title of Class of Securities)
                     Common Stock, Par Value $0.01 per share

                                 (Cusip Number)
                                    39787M108

                                December 31, 2002

             (Date of Event which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  39787M108
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1.  NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS OF ABOVE PERSONS
    Tweedy, Browne Company LLC ("TBC")
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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   NUMBER OF       5. SOLE VOTING POWER
                      61,089 shares
    SHARES         -------------------------------------------------------------
                   6. SHARED VOTING POWER
 BENEFICIALLY          0 shares
                   -------------------------------------------------------------
OWNED BY EACH      7. SOLE DISPOSITIVE POWER
                      61,289 shares
 REPORTING         -------------------------------------------------------------
                   8. SHARED DISPOSITIVE POWER
PERSON WITH           0 shares
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    61,289 shares
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.74%
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12  TYPE OF REPORTING PERSON (See instructions)

    BD & IA
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14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
    SCHEDULE IS FILED
    [x] Rule 13d-1(b)
    [ ] Rule 13d-1(c)
    [ ] Rule 13d-1(d)
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ITEM 1   (A)   NAME OF ISSUER:
               Grey Global Group, Inc.

ITEM 1   (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               777 Third Ave., NY, NY 10017

ITEM 2   (A)   NAME OF PERSON FILING:
               The person filing this Amendment No. 2 is Tweedy, Browne Company
               LLC ("TBC"),a Delaware limited liability company. This Amendment
               No. 2 amends an Amendment No. 1 to a Statement on Schedule 13G filed by TBC on January 28, 2002.

ITEM 2   (B)   ADDRESS OF PRINCIPAL OFFICE:
               The business address of TBC is 350 Park Avenue, New York, NY
               10022.

ITEM 2   (C)   CITIZENSHIP:
               TBC is a Delaware limited liability company.

ITEM 2   (D)   TITLE OF CLASS OF SECURITIES:
               This Amendment No. 2 relates to the Common Stock, Par Value $0.01 per share of the issuer.

ITEM 2   (E)   CUSIP NUMBER:
               39787M108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS a:

    (a)  [x]   Broker or dealer registered under Section 15 of the Exchange Act

    (b)  [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c)  [_]   Insurance company as defined in Section 3(a)(19) of the
               Exchange Act.

    (d)  [_]   Investment company registered under Section 8 of the Investment
               Company Act.

    (e)  [x]   An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E).

    (f)  [_]   An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F).

    (g)  [_]   A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G).

    (h)  [_]   A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act.

    (i)  [_]   A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act.

    (j)  [ ]   Group, in accordance with Rule 13d-1(c), check this box.
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ITEM 4    -    OWNERSHIP

ITEM 4   (a)   Amount Beneficially Owned:
               61,289 shares

         (b)   Percent of Class
               5.74%

         (c)   Number of Shares as to which such person has:

         (i)   Sole power to vote or direct the vote:
               61,089 shares

         (ii)  Shared power to vote or direct the vote:
               0 shares

         (iii) Sole power to dispose or to direct the disposition of 61,289 shares

         (iv) Shared power to dispose or to direct the disposition of 0 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:
               Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               Not applicable

ITEM 10.       CERTIFICATION

               By signing below TBC does hereby certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

               TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in this Amendment No. 2 is true, complete and correct.

TWEEDY, BROWNE COMPANY LLC

By:  /s/ Christopher H. Browne
     --------------------------
     Christopher H. Browne
     Managing Director

Dated: January 23, 2003